Exhibit 99.1

Intec Pharma Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 28, 2018

Notice is hereby given that the annual general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel on Thursday, June 28, 2018, at 4:00 p.m. Israel time (the telephone number at that address is +972-3-610-3100), or at any adjournments thereof (the “Meeting”), for the following purpose:

1.	To elect Dr. Roger J. Pomerantz and Mr. William B. Hayes, and re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler, Mr. Anthony J. Maddaluna and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting;

2.	To approve amendments to the articles of association of the Company (including the increase of the Company’s registered share capital by additional 50,000,000 ordinary shares of the Company, no par value, such that following the increase, the Company’s registered share capital will consist of 100,000,000 ordinary shares of the Company, with no par value);

3.	To approve an amendment to the 2015 Incentive Compensation Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 1,000,000 ordinary shares;

4.	To approve amendments to the compensation policy for the Company’s directors and officers;

5.	To approve a new non-employee director fee scheme;

6.	To approve a grant of 100,000 options to Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company; and

7.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, at the Meeting, the shareholders of the Company will be requested to consider the Company’s audited financial statements for the year ended December 31, 2017.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “Shares”), present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 4 and, in the event Proposal No. 4 is not approved, the approval of Proposal No. 5, is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have a personal interest, your Shares will not be voted for Proposal No. 4 and, in case Proposal No. 4 is not adopted, also for Proposal No. 5.

As of May 23, 2018, the Company is not aware of any controlling shareholder.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Shares at the close of business on May 29, 2018 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented. Accordingly, shareholders who will not attend the Meeting in person may vote with respect to the Proposals by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four (4) hours prior to the Meeting (i.e., 12:00 p.m. (Israel time) on June 28, 2018).

A form of proxy card is enclosed with the proxy statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All Shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies.

Shareholders wishing to express their position on the agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, upon prior notice and during regular working hours (telephone number: +972-2-586-4657). Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 18, 2018. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose Shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Alternatively, shareholders who hold Shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your Shares.

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Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent Shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, July 5, 2018, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

 In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel, no later than Wednesday, May 30, 2018. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the meeting, no later than Wednesday, June 6, 2018, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Nir Sassi (tel: +972-2-586-4657).

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

Jerusalem, Israel

May 23, 2018

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INTEC PHARMA LTD.

12 Hartom Street, Har Hotzvim,

Jerusalem 9777512

Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 28, 2018

This Proxy Statement is furnished to the holders of ordinary shares, no par value per share (the “Ordinary Shares” or “Shares”), of Intec Pharma Ltd. (the “Company”) in connection with the solicitation by the board of directors (the “Board”) of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, June 28, 2018, at 4:00 p.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals:

1.	To elect Dr. Roger J. Pomerantz and Mr. William B. Hayes, and re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler, Mr. Anthony J. Maddaluna and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting;

2.	To approve amendments to the articles of association of the Company (including the increase of the Company’s registered share capital by additional 50,000,000 ordinary shares of the Company, no par value, such that following the increase, the Company’s registered share capital will consist of 100,000,000 ordinary shares of the Company, with no par value);

3.	To approve an amendment to the 2015 Incentive Compensation Plan (the “Plan”) to increase the aggregate number of ordinary shares authorized for issuance under the Plan by 1,000,000 ordinary shares;

4.	To approve amendments to the compensation policy for the Company’s directors and officers;

5.	To approve a new non-employee director fee scheme;

6.	To approve a grant of 100,000 options to Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company; and

7.	To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, at the Meeting, the shareholders will be requested to consider the Company’s audited financial statements for the year ended December 31, 2017.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 29, 2018 (the “Record Date”), shall be entitled to receive notice of, and to vote at, the Meeting. At the close of business on May 15, 2018, the Company had 33,225,988 outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

All shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il.

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If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its Shares if the shareholder wants its Shares to count for the proposal.

Expenses and Solicitation

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Nir Sassi, at 12 Hartom Street Har Hotzvim, Jerusalem 9777512, Israel. Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than June 18, 2018.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about June 4, 2018. This proxy statement and the accompanying proxy card are also available to the public through one of the following websites http://www.magna.isa.gov.il, http://maya.tase.co.il or http://www.sec.gov.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting

               Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent Shares holding in the aggregate at least twenty-five percent (25%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Thursday, July 5, 2018, at the same time and place. At the adjourned Meeting, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 4 and, in the event Proposal No. 4 is not approved, the approval of Proposal No. 5, is also subject to the fulfillment of one of the following additional voting requirements (such majority, determined in accordance with clause (i) or (ii) below, shall be referred to hereinafter as a “Special Majority”):

(i)	the majority of the Shares voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of Shares of the shareholders mentioned in clause (i) above voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes  a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of Ordinary Shares of a company.

If you do not state whether you are a controlling shareholder or have a personal interest, your shares will not be voted for Proposal No. 4 and, in case Proposal No. 4 is not adopted, also for Proposal No. 5.

As of May 23, 2018, the Company is not aware of any controlling shareholder.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017, please see Item 6B. of our Annual Report for the year ended December 31, 2017, filed on Form 20-F with the Commission on March 9, 2018 (the “Annual Report”), and accessible through the Commission’s website at http://www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of May 15, 2018 by:

●	each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares;
●	each of our executive officers;
●	each of our directors; and
●	all of our executive officers and directors as a group.

Beneficial ownership of Ordinary Shares is determined in accordance with the rules of the Commission and includes any Ordinary Shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of May 15, 2018, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 33,225,988 Ordinary Shares issued and outstanding as of May 15, 2018.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o Intec Pharma Ltd., 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number		Percentage

Persons or entities holding 5% or more our outstanding Ordinary Shares
Adage Capital Partners, L.P.	1,725,000	(1)	5.19%
Meitav Dash Investments Ltd.	2,191,705	(2)	6.60%
venBio Select Advisor LLC.	2,195,705	(3)	6.61%
Acuta Capital Partners LLC	2,724,283	(4)	8.20%

Executive officers and directors

Jeffrey A. Meckler	*		*
Nir Sassi	*		*
Nadav Navon	*		*
John W. Kozarich	*		*
Anthony J. Maddaluna	*		*
Roger J. Pomerantz	—		—
Walt A. Linscott	—		—
R. Michael Gendreau	—		—
Gil Bianco	*		*
Hila Karah	*		*
Issac Silberman	*		*

All executive officers and directors as a group (11 persons)	587,651	(5)	1.75%

* Less than 1%.

(1)	Based on a Schedule 13G filed with the SEC on August 25, 2017.

(2)	Based on a Schedule 13G filed with the SEC on January 8, 2018.

(3)	Based on a Schedule 13G filed with the SEC on February 12, 2018.

(4)	Based on a Schedule 13G filed with the SEC on February 14, 2018.

(5)	Consists of 145,165 ordinary shares and options to purchase 404,811 ordinary shares, which are currently exercisable and have vested or will become vested within 60 days of May 15, 2018 with a weighted average exercise price of $ 4.58 and options to purchase 37,675 ordinary shares, which are currently exercisable and have vested with a weighted average exercise price of NIS 49.41.

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CORPORATE GOVERNANCE

Board of Directors

Our board of directors currently consists of seven directors: Dr. John W. Kozarich, Mr. Jeffrey A. Meckler, Mr. Anthony J. Maddaluna, Dr. Roger J. Pomerantz, Mr. Gil Bianco, Ms. Hila Karah and Mr. Issac Silberman. Our articles of association provide that our board of directors may include between four and nine directors.

Other than our two external directors, our directors are elected at the annual and/or special general meeting of our shareholders by a simple majority. Because our Ordinary Shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel. External directors are elected for an initial term of three years and may be elected, subject to limitations to additional three-year terms. Our external directors were elected by our general meeting of the shareholder on April 21, 2016. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

The following table sets forth information about our directors as of May 15, 2018:

Name	Age	Position
John W. Kozarich(1)	68	Chairman
Jeffrey A. Meckler	51	Vice Chairman, Chief Executive Officer
Anthony J. Maddaluna(1)	65	Director
Roger J. Pomerantz(1)	61	Director
Gil Bianco(1)(2)(3)	66	External Director
Hila Karah(1)(2)(3)	49	Director
Issac Silberman(1)(2)(3)	66	External Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.

Board Committees

Our audit and compensation committees consist of Mr. Gil Bianco, Ms. Hila Karah and Mr. Issac Silberman. Mr. Gil Bianco serves as the chairperson of the audit committee and Mr. Issac Silberman serves as the chairperson of the compensation committee. Our board of directors has determined that Mr. Gil Bianco and Mr. Issac Silberman have accounting and financial expertise under the Companies Law and that Mr. Gil Bianco is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined under the Nasdaq Rules.

Assuming the approval of Proposal No. 2, the Company intends to revise the composition of its audit and compensation committees as well as to establish a nominating and governance committee. Assuming further, that each of the nominees standing for election and re-election under Proposal No. 1 is elected at the Meeting, the proposed composition of the committees, effective immediately after the Meeting, will be as follow:

(i)	Audit committee will be consisting of Mr. William B. Hayes (chairperson of the committee), Mr. Bianco and Mr. Silberman;

(ii)	Compensation committee will be consisting of Dr. Pomerantz (chairperson of the committee), Mr. Maddaluna, Ms. Karah and Mr. Silberman; and

(iii)	Nominating and governance committee will be consisting of Ms. Karah (chairperson of the committee), Dr. Kozarich and Mr. Maddaluna.

Director Independence

Our board of directors has determined that each of Dr. John W. Kozarich, Mr. Anthony J. Maddaluna, Dr. Roger J. Pomerantz, Mr. William B. Hayes, Mr. Gil Bianco, Ms. Hila Karah and Mr. Issac Silberman satisfies the independent director requirements under the Nasdaq Rules. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

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Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules and the Companies Law to members of audit committees and compensation committees, respectively.

BOARD AND COMMITTEE MEETINGS

As of our annual general meeting held in 2017, our Board held seven (7) meetings, our audit committee held three (3) meetings and our compensation committee held four (4) meetings. Each of our directors attended all of our Board or committee meetings held during the time he or she was serving as a director or a member of the Board committee, as applicable, and at which such director was allowed to participate under the Companies Law, except that two of our directors did not attend one meeting during that period.

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PROPOSAL ONE

TO ELECT DR. ROGER J. POMERANTZ AND MR. WILLIAM B. HAYES, AND RE-ELECT EACH OF DR. JOHN W. KOZARICH, MR. JEFFREY A. MECKLER, MR. ANTHONY J. MADDALUNA AND MS. HILA KARAH TO SERVE AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

There are currently five directors serving on the Board who are not external directors, whose term of office will end upon the close of the Meeting.

At the Meeting, shareholders will be asked to elect Dr. Roger J. Pomerantz and Mr. William B. Hayes, and re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler, Mr. Anthony J. Maddaluna and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting. All of our directors standing for re-election attended all of the meetings of the Board and its committees on which they served since the previous annual general meeting, except that two of our directors did not attend one meeting during that period. Our board of directors has determined that, if elected, each of Dr. John W. Kozarich, Ms. Hila Karah, Dr. Roger J. Pomerantz, Mr. William B. Hayes and Mr. Anthony J. Maddaluna will serve as an independent director in accordance with the Nasdaq Rules. In addition, if re-elected, Ms. Hila Karah will serve also as an independent director under the Companies Law.

Herein below are details on the directors standing for election and re-election:

Dr. John W. Kozarich (68) has been our Chairman of the board of directors since July 2016. Dr. Kozarich has nearly 40 years of experience in the biopharmaceutical industry and academia. Dr. Kozarich currently serves as Chairman of Ligand Pharmaceuticals (NASDAQ: LGND). From 2004 until April 2017, Dr. Kozarich served as Chairman and President of ActivX Biosciences, Inc., or ActivX, where he is now a Distinguished Scientist. Prior to his role at ActivX, Dr. Kozarich was Vice President at Merck Research Laboratories where he was responsible for a variety of drug discovery and development programs and external biotech collaborations. Dr. Kozarich previously held full professorships at the University of Maryland and Yale School of Medicine. He was named Director of the Year for 2014 by the Corporate Directors Forum, has been an American Cancer Society Faculty Research Awardee, and received the Distinguished Scientist Award of the San Diego Section of the American Chemical Society. Dr. Kozarich currently serves as a director at Retrophin, Inc., a publicly-traded biopharmaceutical company (NASDAQ: RTRX). From 2007 until April 2015, Dr. Kozarich served as a director of Corium International, Inc., a publicly-traded commercial stage biopharmaceutical company (NASDAQ: CORI) and, from June 2012 until the company’s merger with Aegerion Pharmaceuticals, Inc. and Istope Acquisition Corp. in November 2016, Dr. Kozarich served as a director of QLT, Inc., a biotechnology company (NASDAQ: QLTI). Dr. Kozarich holds a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology and was an NIH Postdoctoral Fellow at Harvard University.

Mr. Jeffrey A. Meckler (51) has served as our Vice Chairman of the board of directors since April 2017 and as our Chief Executive Officer since July 2017. Mr. Meckler has served on numerous public and private corporate boards and is currently a director of Retrophin, Inc. (NASDAQ: RTRX). Mr. Meckler recently served as Chief Executive Officer and a Director of CoCrystal Pharma, Inc., a pharmaceutical company, from April 2015 to July 2016. He has also served as a Director of QLT, Inc. (NASDAQ: QLTI), a biotechnology company, from June 2012 to November 2016, as well as the Managing Director of The Andra Group, a life sciences consulting firm since 2009. Mr. Meckler also served as Chief Executive Officer of Trieber Therapeutics from January 2017 to July 2017. Earlier in his career, Mr. Meckler held a series of positions at Pfizer Inc. in manufacturing systems, market research, business development, strategic planning and corporate finance, which included playing a significant role in acquisitions and divestitures. Mr. Meckler is the past President and continues to serve on the board of directors of Children of Bellevue, a non-profit organization focused on advocating and developing pediatric programs at Bellevue Hospital Center. Mr. Meckler holds a B.S. in Industrial Management and M.S. in Industrial Administration from Carnegie Mellon University. In addition, Mr. Meckler received his J.D. from Fordham University School of Law.

Anthony J. Maddaluna, (65) has served as one of our directors since December 2017. Mr. Maddaluna has more than 40 years of experience in the pharmaceutical manufacturing industry, including leadership positions in plants, regions and globally. From January 2011 to December 2016, Mr. Maddaluna held a series of positions at Pfizer Inc., most recently serving as the Executive Vice President and President of Pfizer Global Supply. Prior to that Mr. Maddaluna served as Senior Vice President of Pfizer Global Manufacturing Strategy and Supply Network Transformation from 2008 until 2011, and as Vice President of Pfizer Global Manufacturing Europe Area from 1998 until 2008. Mr. Maddaluna served as a director of Albany Molecular Research Inc. from February 2016 until its acquisition by The Carlyle Group and GTCR in August 2017 and currently serves on the board of managers for the private company. Mr. Maddaluna holds an B.S. in Chemical Engineering from Northeastern University and an M.B.A. from Southern Illinois University.

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Roger J. Pomerantz (61) has served as one of our directors since March 2018. Dr. Pomerantz currently serves as the President, Chief Executive Officer, and Chairman of the Board of Directors of Seres Therapeutics. Prior to joining Seres, Dr. Pomerantz was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc., where he oversaw all licensing and acquisitions at Merck Research Laboratories, including external research, out-licensing regional deals, and academic alliances. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for J&J. Dr. Pomerantz earned his B.A. in biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He completed his internal medicine internship and residency training, and his subspecialty clinical and research training in infectious diseases and virology at the Massachusetts General Hospital of Harvard Medical School. His post-doctoral research training in molecular retrovirology was obtained at both Harvard Medical School and the Whitehead Institute of the Massachusetts Institute of Technology (MIT). Dr. Pomerantz also served as the Chief Resident at the Massachusetts General Hospital. Following his medical-scientist training, he was an Endowed, Tenured Professor of Medicine and Molecular Pharmacology and Chairman of the Infectious Diseases Department of Thomas Jefferson University in Philadelphia. Dr. Pomerantz is an internationally recognized expert in HIV molecular pathogenesis and latency. He has developed ten approved infectious disease drugs in important diseases including HIV, HCV, tuberculosis, and Clostridium difficile infection.

William B. Hayes (Brad) (53) retired as Chief Financial Officer of Laboratory Corporation of America Holdings (NYSE: LH) after serving in that role from June 2005 to June 2014.  He also served as Senior Vice President, Investor Relations from June 2004 to June 2005.  Mr. Hayes joined Laboratory Corporation of America Holdings in September 1996 and was responsible for the day-to-day operations of the revenue cycle function. Prior to joining Laboratory Corporation of America Holdings, Mr. Hayes was in the audit department at KPMG for 9 years.  Mr. Hayes previously served on the Board of Directors of Patheon, N.V. (NYSE: PTHN) from July 2016 to April 2018 and was the Audit Committee Chair.  Patheon was acquired by Thermo Fisher Scientific Inc (NYSE: TMO) in late 2017.  He also serves on the Board of Trustees at the University of North Carolina at Greensboro (chair), the Board of Directors of the Piedmont Triad Chapter of JDRF, the Board of Trustees at Greensboro Day School and the Board of Trustees at Cone Health. He holds a Bachelor of Science in Accounting from the University of North Carolina at Greensboro, and is a Certified Public Accountant.

Hila Karah (49) has served as one of our directors since December 2009. Ms. Karah is the executive chairperson of FloraFotonica Ltd., an Israeli Agro Tech startup. Ms. Karah is an experienced board director and independent business consultant to private and public companies on strategy, operations, financing, regulatory and corporate governance. From 2006 until 2013, Ms. Karah was the chief investment officer of Eurotrust Ltd., a family office, where she focused primarily on investments in life science, internet and high-tech companies. Prior to joining Eurotrust, Ms. Karah served as a senior analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a healthcare-focused hedge fund based in Connecticut. Ms. Karah currently serves as a director at Cyren Ltd. a cyber security company (NASDAQ, TASE: CYRN), a director at Dario Health Corp., (NASDAQ: DRIO) a board observer at MyHeritage Ltd. (private company) and a director at GR Dome Ltd. (private company). She has a BA in molecular and cell biology from the University of California, Berkeley, and has studied at the UCSB – UCSF Joint Medical Program.

Each of the director nominees has certified to us that he complies with all requirements under the Companies Law for serving as a director and, in the case of Ms. Hila Karah, also for serving as an independent director. Such certifications will be available for inspection at the Meeting.

Our independent directors, including our external directors, but excluding Dr. John W. Kozarich, are currently entitled to receive compensation as expert external directors as set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000. We are purposing to amend the compensation terms of our independent non-employee directors as provided under Proposal No. 5.

If appointed as a director, Dr. John W. Kozarich will be entitled to receive the compensation approved by our shareholders on June 30, 2016.

Mr. Jeffery A. Meckler will be entitled to receive the compensation approved by our shareholders on December 11, 2017.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to elect Dr. Roger J. Pomerantz and Mr. William B. Hayes, and re-elect each of Dr. John W. Kozarich, Mr. Jeffrey A. Meckler Mr. Anthony J. Maddaluna and Ms. Hila Karah to serve as a director of the Company to hold office until the close of the next annual general meeting.”

11

PROPOSAL TWO

TO APPROVE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY (INCLUDING THE INCREASE OF THE COMPANY’S REGISTERED SHARE CAPITAL BY ADDITIONAL 50,000,000 ORDINARY SHARES OF THE COMPANY, NO PAR VALUE, SUCH THAT FOLLOWING THE INCREASE, THE COMPANY’S REGISTERED SHARE CAPITAL WILL CONSIST OF 100,000,000 ORDINARY SHARES OF THE COMPANY, WITH NO PAR VALUE)

At the Meeting, shareholders will be asked to approve specific amendments to our articles of association to increase our registered share capital, to enable us to avail ourselves of the relief granted under the Relief Regulations (with respect to the appointment of outside directors) and to adopt the English version of our articles of association as the official version.

The proposed changes to our articles of association are as follows:

(a)	Shareholders will be asked to approve the increase of the Company’s registered share capital by an additional 50,000,000 Ordinary Shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 100,000,000 Ordinary Shares of the Company, with no par value, and to amend Article 5.1 (re-numbered as Article 4.1) of the Company’s articles of association accordingly to read as follows (additions are underlined and deletions are struck through):

“5.1. The authorized share capital of the Company is comprised of 100,000,000~~50,000,000~~ ordinary shares, no par value (the “Ordinary Shares”).”

If the increase is approved, the Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares at such times and in such amounts as the Board in its discretion may determine.

This increase in registered share capital would allow the Company to meet its future business and financial needs as they may arise.

(b)	According to a recent amendment to the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock Exchange Outside Israel), 2000, or the Relief Regulations, a company whose shares are traded on certain stock exchanges outside Israel (including the Nasdaq Capital Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint outside directors and that one external director serve on each committee of the board of directors; (ii) certain limitations on the employment or service of an outside director or his or her spouse, children or other relatives, following the cessation of his or her service as an external director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee:

To enable us to avail ourselves of the relief granted under the Relief Regulations with respect to the appointment of outside directors and the composition of the audit committee and compensation committee, should we elect to do so, our shareholders will be asked to approve an amendment to Articles 11.1.4, 17.1, 17.2, 21.1 and 22.1 (re-numbered as Articles 10.1.4, 16.1, 16.2, 20.1 and 21.1 respectively) of our Articles of Association as follows (additions are bold and underlined and deletions are struck through):

“11.1.4 Appointment of directors, including outside directors (to the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the board of directors of the Company).”

“17.1 The number of directors of the Company (including outside directors – to the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the board of directors of the Company) shall be determined from time to time by the annual general meeting (subject to Section 17.3 below), provided that it is no less than four and no more than nine.”

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“17.2 The Company’s directors will be elected at an Annual Meeting and/or at a Special Meeting, and shall hold office until the end of the next coming Annual Meeting (i.e., at the end of the Annual Meeting all of the Company’s directors who served until such meeting shall resign, with the exception of outside directors, for as long as the Company is required under applicable law or otherwise elected to have such outside directors serve on the board of directors of the Company, subject to the provisions at the end of this section below), or until they resign or until they cease to hold office according to the provisions of the articles or any law, all whichever is earlier. If, at a general meeting of the Company, new directors are not elected in the minimum number determined according to the articles, the directors who served until such meeting shall continue to hold office until their replacement by the Company’s general meeting.”

“21.1 The Company’s board of directors may set up committees and appoint thereto members from among the board members (“Board Committee”). If Board Committees are set up, the board of directors shall determine (in accordance with applicable law), in the terms and conditions of authorization thereof, whether certain authorities of the board of directors be delegated to the Board Committee, such that a resolution of the Board Committee be deemed as a resolution of the board of directors or whether a resolution of the Board Committee shall constitute a recommendation only, which is subject to the approval of the board of directors, provided that no deciding powers shall be delegated to a committee on the matters listed in Section 112 of the Companies Law.”

“22.1 The Company’s board of directors shall appoint an audit committee from among its members. The number of members of the audit committee will be no less than three. For as long as the Company is required under applicable law or otherwise elected to have outside directors serve on the board of directors of the Company, ~~and~~ all of the outside directors will be members thereof. Neither the chairman of the board nor any director employed by the Company or who regularly provides services thereto nor the Company’s controlling shareholder nor his relative shall be appointed as members of the committee.”

(c)	Shareholders will be asked to approve the English version of the articles of association of the Company in the form attached hereto as Appendix A (reflecting the proposed changes under this Proposal No. 2), as the official articles of association of the Company (replacing the current Hebrew version).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the articles of association of the Company, as detailed in the Proxy Statement, dated May 23, 2018.”

13

PROPOSAL THREE

TO APPROVE AN AMENDMENT TO THE TO THE 2015 INCENTIVE COMPENSATION PLAN

TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES AUTHORIZED FOR ISSUANCE UNDER THE PLAN BY 1,000,000 ORDINARY SHARES

As of May 15, 2018, we had 33,225,988 Ordinary Shares outstanding as well as 8,035 Ordinary Shares underlying options issued to various consultants. In addition, as of May 15, 2018, 3,284,235 Ordinary Shares were subject to outstanding equity awards, under all of our option plans and 541,281 Ordinary Shares remained reserved for future grants under our 2015 Incentive Compensation Plan (the “Plan”), representing together 10.34% of our share capital on a fully diluted basis.

At the Meeting, the shareholders will be requested to approve an amendment to the Plan to increase the aggregate number of Ordinary Shares authorized for issuance under the Plan by 1,000,000 Ordinary Shares, representing, together with Ordinary Shares subject to outstanding equity awards and Ordinary Shares currently remaining reserved for future grants under the Plan, approximately 12.70% of our share capital on a fully diluted basis. Our Board believes that such increase is necessary in order to create a pool of Ordinary Shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company and to the subsidiary of the Company. In addition, the increase of the number of Ordinary Shares authorized for issuance under the Plan is required in order to allow the grants under Proposal No. 5.

For more information regarding the Plan, see the Company’s Annual Report. Other than the Plan, there are no equity incentive plans or arrangements pursuant to which the Company may provide equity compensation to its directors, officers or employees.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an amendment to the Plan to increase the aggregate number of shares authorized for issuance under the Plan by 1,000,000 Ordinary Shares.”

14

PROPOSAL FOUR

TO APPROVE AMENDMENTS TO THE COMPENSATION POLICY FOR THE COMPANY’S DIRECTORS AND OFFICERS

Under the Companies Law, the employment terms of officers and directors of public companies, like our Company, should be determined in accordance with a directors and officers compensation policy (referred to herein as the “Compensation Policy”). In accordance with the Companies Law, and following the recommendation of our compensation committee (the “Compensation Committee”), our Board approved our Compensation Policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held in December 11, 2017.

According to the Companies Law, our Compensation Policy must be approved by our shareholders by a Special Majority, following the approval of our Compensation Committee and Board, at least once every three years. However, following a review of the Compensation Policy by the Compensation Committee and the Board, the Compensation Committee and Board have approved, and recommend that our shareholders approve, that the Compensation Policy would be amended as reflected in the proposed Compensation Policy in the form attached hereto as Appendix B. When reviewing the Compensation Policy, the Compensation Committee and the Board have advised with legal advisors.

If the Compensation Policy and any amendment thereto is not approved by the shareholders by the required majority, our Board may nonetheless approve the compensation policy and any amendment thereto, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of our Company.

The proposed amendments are designed to allow the Company to continue and attract prominent candidates to serve as members of our board of directors. When considering the proposed amendment to Compensation Policy, the Compensation Committee and the Board considered numerous factors, including the advancement of the Company’s objectives and the Company’s business plan and its long-term strategy. Our Compensation Committee and Board also considered, among other things, the nature of the Company’s operations in the international biomed sector, territories where the Company operates, as well as other criteria including, the Company’s cash position, capitalization and shareholders’ equity.

Our Compensation Committee and Board believe that by approving the proposed amendments to the Compensation Policy, we will be better positioned to hire, retain and motivate leading candidates in the biomed sector to serve as members of our board of directors.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Appendix B attached hereto (additions are bold and underlined and deletions are struck through).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Compensation Policy for the Company’s directors and officers, as detailed in the Proxy Statement, dated May 23, 2018.”

15

PROPOSAL FIVE

TO APPROVE A NEW NON-EMPLOYEE DIRECTOR FEE SCHEME

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her terms of engagement and compensation, including with respect to his or her other roles in the Company, must be approved by the compensation committee, the board and the shareholders, in that order.

At the Meeting, the shareholders will be requested to approve a new non-employee director fee scheme according to which non-employee members of the Board (other than the chairman of the Board and, with respect to external directors, subject to applicable requirements of the Israeli Companies Law) will be entitled for:

(a)	a yearly retainer of US$45,000 with an additional payment of US$5,000 per membership at a committee of the Board (with the exception of the chairman of the audit committee, which shall be entitled for a payment of US$10,000 in lieu of the US$5,000 payment referenced above); and

(b)	upon first becoming a member of the Board (whether appointed by the Board or elected by the shareholders) and on each anniversary thereafter (each is referred to below as the “date of grant”), provided the director is still in office, a grant of options to purchase 20,000 ordinary shares of the Company, under Plan with the following terms: (i) the options will vest over a period of three (3) years, 1/3 of which will vest on the first anniversary date of the grant, and the additional 2/3 will vest in eight (8) quarterly installments, (ii) the term of the options will be seven (7) years after the grant date, unless they have been exercised or cancelled in accordance with the Plan, and (iii) the exercise price of each option will be equal to the average price of the Company’s ordinary shares on Nasdaq in the last 30 days prior to the date of grant, but, with respect to U.S. taxpayers, not less than the fair market value under Section 409A of the United States Internal Revenue Code of 1986.

To the extent applicable, the grants to be awarded to eligible Israeli participants shall be granted under the Capital Gains Track under Section 102 of the Israeli Income Tax Ordinance.

The options will accelerate upon the occurrence of a “Merger Transaction” (as such term is defined in the Plan) or the entry into a “Material Agreement” (as shall be defined by the Compensation Committee and the Board).

The proposed compensation scheme for non-employee directors were approved by our Compensation Committee and the Board, taking into account the Company’s compensation philosophy and the provisions of the Compensation Policy, including the proposed amendment described under Proposal No. 4. The proposed terms fully comply with the Company’s Compensation Policy as amended by the proposed amendment described under Proposal No. 4 (if approved at the Meeting). Our Compensation Committee and the Board believe that non-employee director compensation should be fair and reasonable to enable us to attract qualified members to serve on our Board.

If approved, the proposed compensation scheme will take an immediate effect with respect to Mr. Anthony J. Maddaluna and Dr. Roger J. Pomerantz (in both cases, assuming their election to serve as director of the Company in accordance with Proposal No. 1)

Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve the proposed compensation scheme for non-executive directors.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the proposed compensation scheme for non-employee directors, as detailed in the Proxy Statement, dated May 23, 2018.”

16

PROPOSAL SIX

TO APPROVE A GRANT OF 100,000 OPTIONS TO MR. JEFFREY A. MECKLER, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY

 At the Meeting, our shareholders will be asked to approve a grant of 100,000 options to purchase Ordinary Shares to Mr. Jeffrey A. Meckler, the Chief Executive Officer of the Company, at a per share exercise price equal to the average closing sale price of our Ordinary Shares on the NASDAQ Capital Market over the 30 day period immediately preceding the date of the Meeting, or the fair market value (as determined in accordance with Section 409A of the Internal Revenue Code of 1986, as amended) of one of our Ordinary Shares on that date, whichever amount is greater.

Subject to Mr. Meckler’s continued employment by the Company, the options will vest over three (3) years according to the following schedule: 33% of the options shall vest and become exercisable on the first anniversary of the date of the Meeting, and the remaining portion of the options shall vest and become exercisable on a pro rata basis in eight equal quarterly installments thereafter. The options will be subject to a seven (7) year expiration from the grant date, and such other terms and conditions set forth in the Company’s option agreement and the provisions of the Plan. In the event of (i) a change in control or (ii) the entry into a “Material Agreement” (as will be defined by the Compensation Committee and the Board) any options that have not previously vested shall become vested and exercisable immediately prior to such event.

The proposed grant to the Chief Executive Officer of the Company was approved by the Compensation Committee and the Board, while considering, among others, Mr. Meckler’s performance and contribution to the Company in general (in particular during the Company’s recent public offerings in August 2017 and April 2018), his experience, the terms of our Compensation Policy, and the ratio between the employer cost associated with the engagement of the Chief Executive Officer and the average and median employer cost associated with the engagement of the other employees of the Company.

The proposed grant is consistent with our Compensation Policy, and all other employment terms of Mr. Meckler shall remain unchanged.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of 100,000 options of Mr. Jeffery A. Meckler, the Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated May 23, 2018.”

17

PROPOSAL SEVEN

TO APPROVE AND RATIFY THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN, CERTIFIED PUBLIC ACCOUNTANT (ISR.), INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our articles of association, the shareholders of our Company are authorized to appoint the Company’s independent auditors. Under our articles of association, the Board (or a committee, if it is so authorized by the Board) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of The NASDAQ Stock Market.

Following the recommendation by the Company’s audit committee and the Board, it is proposed that Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2017 and have no relationship with the Company or with any affiliate of the Company, except as described in the Company’s Annual Report.

The following table presents the aggregate fees for professional services rendered by Kesselman & Kesselman to us during their respective term as our principal accountants in 2016 and 2017.

	2017	2016
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	189	110
Audit-Related Fees (2)	—	—
Tax Fees (3)	17	—
All Other Fees (4)	—	—
Total	206	110

(1) Audit fees consists of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide and includes audit services in connection with our public offering in the United States in 2017..

(2) Audit-related fees would be assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under item (1).

(3) Tax fees relate to tax compliance, planning and advice.

(4) All other fees would be fees billed for products and services provided by the principal accountant, other than the services reported in items (1) through (3).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

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OTHER BUSINESS

The Company knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2017, are included in our annual report on Form 20-F filed with the SEC on March 9, 2018.  You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public at the SEC’s website at http://www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il.  These reports are not a part of this proxy statement. We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote.  Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope.

By Order of the Board of Directors,

Dr. John W. Kozarich
Chairman of the Board of Directors

May 23, 2018

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APPENDIX A

Articles of Association

of

Intec Pharma Ltd.

(the “Company”)

Pursuant to

the Companies Law, 5759-1999

(the “Companies Law”)

As amended on _______ __, 2018

1.	Name of the Company

The Company’s name in Hebrew is “Intec Pharma Ba’am” and in English “Intec Pharma Ltd.”.

2.	Objects of the Company

The Company’s object is to engage in any legal business.

3.	Limited Liability

The shareholders’ liability for the Company’s debts is limited to the full amount (par value plus premium) that they were required to pay the Company for the shares and which has not yet been paid by them.

4.	The Company’s Share Capital and the Rights Attached to the Shares

4.1.	The authorized share capital of the Company is comprised of 100,000,000 ordinary shares, no par value (the “Ordinary Shares”).

4.2.	The Ordinary Shares shall confer on their holders:

4.2.1.	An equal right to participate in and vote at the Company’s general meetings, whether ordinary meetings or special meetings, and each one of the Company’s shares shall entitle its holder, who is present at the meeting and participates in the vote, in person, by proxy or by voting card, to one vote;

4.2.2.	An equal right to participate in the distribution of dividends, whether in cash or in stock dividends, in the distribution of assets or in any other distribution, according to the ratio of the par value of the shares held by them;

4.2.3.	An equal right to participate in the distribution of surplus assets of the Company upon dissolution thereof according to the ratio of the par value of the shares held by them.

4.3.	The board of directors may issue shares and other securities, convertible for or exercisable into shares, up to the Company’s authorized share capital. For the purpose of calculation of the authorized capital, the securities convertible for or exercisable into shares shall be deemed as having been converted or exercised on the date of issuance thereof.

5.	Co-Holding of Shares and Share Certificates

5.1.	A shareholder registered in the shareholders’ register is entitled to receive from the Company, free of charge, within a period of three months after the allotment or registration of the transfer, a single share certificate signed with the Company’s stamp, in respect of all of the shares registered in his name, which shall specify the number of shares. In the case of a co-held share, the Company shall issue one share certificate to all of the co-holders of the share, and delivery of such certificate to one of the partners shall be deemed as delivery to all of them.

Each share certificate shall be signed by any two office holders of the Company or by any other person appointed by the board of directors for such purpose, plus the Company’s stamp or printed name.

5.2.	A share certificate that is defaced, destroyed or lost may be renewed based on proof and guarantees as the Company shall demand from time to time.

6.	The Company’s Remedies in relation to Shares not Fully Paid Up

6.1.	If the consideration that the shareholder undertook to pay to the Company in consideration for his shares is not given, in whole or in part, on such date and under such conditions as are determined in the terms of allotment of his shares and/or in the call mentioned in Section 6.2 below, the Company may, in a resolution of the board of directors, forfeit the shares, the consideration for which was not paid in full. The shares will be forfeited provided that the Company shall have sent the shareholder a written warning of its intention to forfeit his shares within at least 7 days from the date of receipt of the warning in the event that the payment is not made during the period set forth in the warning letter.

The board of directors may, at any time before the date on which a forfeited share is sold, re-alloted or otherwise transferred, cancel the forfeiture under such conditions as it deems fit.

The forfeited shares will be held by the Company as treasury shares or sold to another.

6.2.	If, according to the terms of issuance of shares, there is no fixed date for payment of any part of the price to be paid therefor, the board of directors may, from time to time, make calls on the shareholders for the unpaid money for the shares held by them, and each shareholder will be obligated to pay the Company the amount called from him on the date determined as aforesaid, provided that he receives prior notice of 14 days of the time and place of payment (“Call”). The notice will specify that non-payment on or before the date fixed at the place specified may result in forfeiture of the shares in relation to which the call was made. A Call may be retracted or postponed to another date, all as the board of directors shall decide.

6.3.	Unless determined otherwise in the terms of allotment of the shares, a shareholder will not be entitled to receive a dividend or to exercise any right as a shareholder in respect of shares not yet fully paid up.

6.4.	Persons who are co-holders of a share will be jointly and severally liable for payment of the amounts due to the Company in respect of the share.

6.5.	The provisions of this section do not derogate from any other remedy of the Company vis-à-vis a shareholder who shall not have paid his debt to the Company in respect of his shares.

7.	Transfer of Shares

7.1.	The Company’s shares may be transferred.

7.2.	Any transfer of shares must be done in writing and shall not be registered unless –

7.2.1.	A valid share transfer deed is delivered to the Company at its registered office together with the certificates of the shares to be transferred, if issued. A transfer deed will be signed by the transferor and by a witness certifying the transferor’s signature. In the case of a transfer of shares that shall not have been fully paid up on the date of the transfer, the transfer deed will also be signed by the share recipient and by a witness certifying the share recipient’s signature; or

7.2.2.	A court order is delivered to the Company to amend the registration; or

7.2.3.	It is proven to the Company that legal conditions for endorsement of the right in the share have been fulfilled.

7.3.	A transfer of shares that have not been fully paid up requires the approval of the board of directors, which may refuse to give its approval at its absolute discretion and without giving reasons therefor.

7.4.	A transfer recipient shall be deemed as the shareholder in relation to the transferred shares from the moment of registration of his name in the shareholders’ register.

7.5.	The guardians and executors of the estate of an individual shareholder who passes away or, in the absence of executors of the estate or guardians, persons who hold a right as the heirs of the individual shareholder who passed away, will be the individuals whom the Company shall recognize as the holders of a right in the share that was registered in the deceased’s name.

7.6.	If a share is registered in the name of two or more holders, the Company shall only recognize the surviving partner or the surviving partners as the persons holding the right in the share or a benefit therein. If a share is registered in the name of several co-holders as aforesaid, each one of them will be entitled to transfer his right.

7.7.	The Company may recognize a receiver or liquidator of a shareholder that is a corporation in liquidation or dissolution or a trustee in bankruptcy or any receiver of a bankrupt shareholder as the holders of a right to the shares registered in the name of such shareholder.

7.8.	Any person who gains a right in shares due to the death of a shareholder will be entitled, upon presenting proof of probate or the appointment of a guardian or the issuance of an inheritance order, attesting that he holds the right to the deceased shareholder’s shares, to be registered as shareholder in respect of such shares, or may, subject to the provisions of these articles, transfer such shares.

7.9.	The receiver or liquidator of a shareholder that is a corporation in liquidation or dissolution or the trustee in bankruptcy or any receiver of a bankrupt shareholder may, after having provided such evidence as the board of directors shall require of him, which testify that he has the right to the shares of the shareholder in liquidation or dissolution or in bankruptcy, with the board of directors’ consent, be registered as shareholder in respect of such shares, or may, subject to the provisions of these articles, transfer such shares.

8.	Change in Capital

The general meeting may, by a simple majority of the shareholders present at the general meeting:

8.1.	Increase the Company’s authorized share capital by creating new shares of an existing class or of a new class, all as shall be determined in a resolution of the general meeting.

8.2.	Cancel authorized share capital that has not yet been allotted, provided that there is no undertaking of the Company, including a contingent undertaking, to allot the shares.

8.3.	Consolidate and re-divide its share capital, or any part thereof, into shares of a greater par value than the amount of the par value of the existing shares.

8.4.	Re-divide its share capital, in whole or in part, by re-dividing its existing shares, in whole or in part, into shares of a lesser par value than the par value of the existing shares.

8.5.	Reduce its share capital and any capital redemption reserve fund in such manner and under such conditions and upon receipt of such approval as the Companies Law shall require.

8.6.	Reduce shares in the Company’s issued capital, such that these shares shall be cancelled and any and all consideration paid in respect of the par value of the shares that were cancelled as aforesaid shall be recorded on the Company’s books as a capital reserve, which will be deemed, for all intents and purposes, as a premium paid on the shares that shall remain in the Company’s issued capital.

9.	Change in Rights of Share Classes

9.1.	Unless determined otherwise in the terms of issuance of the shares, and subject to the provisions of any law, the rights of any class of shares may be changed after the adoption of a resolution of the Company’s board of directors and with the approval of the general meeting of the holders of shares of the same class or written consent of all of the holders of the shares of the same class. The provisions of the Company’s articles regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of such class.

9.2.	The rights conferred on holders of shares of a certain class that were issued with special rights shall not be deemed as having been changed by the creation or issuance of additional shares ranking pari passu therewith, unless provided otherwise in the terms of issuance of such shares.

10.	General Meetings

10.1.	Resolutions of the Company on the following matters shall be adopted at the general meeting -

10.1.1.	Changes to the articles;

10.1.2.	Exercise of authorities of the board of directors when the board of directors is unable to perform its duties;

10.1.3.	Appointment of the Company’s auditor and termination of his employment;

10.1.4.	Appointment of directors, including outside directors (to the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the board of directors of the Company);

10.1.5.	Approval of actions and transactions which require the approval of the general meeting pursuant to the provisions of the Companies Law and any other law;

10.1.6.	Increase and reduction of the authorized share capital;

10.1.7.	Merger, as defined in the Companies Law; and

10.1.8.	Authorization of the chairman of the board or a relative thereof to perform the duties or exercise the powers of the CEO, and authorization of the CEO or a relative thereof to perform the duties or exercise the powers of the chairman of the board, as stated in Section 121(c) of the Companies Law.

11.	Convening of General Meetings

11.1.	Annual general meetings shall be convened at least once a year at such place and time as the board of directors shall determine, but no later than 15 months after the last annual general meeting. These general meetings shall be referred to as “Annual Meetings”. The other general meetings of the Company shall be referred to as “Special Meetings”.

11.2.	The Annual Meeting shall appoint an auditor, appoint the directors according to these articles and discuss any and all other matters that need to be discussed at the annual general meeting of the Company, according to these articles or pursuant to the Companies Law, as well as any other matter as the board of directors shall determine.

11.3.	The board of directors may convene a Special Meeting according to a resolution thereof and is obligated to convene a Special Meeting if it receives a written demand from any one of the following (the “Demand to Convene”) –

11.3.1.	Two incumbent directors; and/or

11.3.2.	One or more shareholders who hold at least five percent of the voting rights in the Company.

11.4.	Any Demand to Convene needs to specify the objectives for which a meeting needs to be called and shall be signed by the demanding parties and be delivered to the Company’s registered office. The demand may comprise several documents in identical language, each one of which signed by one or more demanding parties.

11.5.	The board of directors, if required to summon a Special Meeting, shall summon the same within twenty-one days from the date that the Demand to Convene is submitted thereto, for a date to be determined in the invitation according to Section 13.6 below and subject to any law.

11.6.	Notice to the Company’s members regarding the convening of a general meeting shall be made in accordance with applicable law. The Company is not obligated to deliver personal notices of the convening of a meeting to the shareholders registered in the shareholders’ register of the Company.

12.	Deliberation at the General Meetings

12.1.	Deliberations at the general meeting shall not be opened unless a legal quorum is present at the time of opening of the deliberation. Legal quorum shall be formed upon the presence (including by proxy or by voting card) of at least two shareholders holding at least twenty-five percent of the voting rights within one half hour from the time scheduled for the opening of the meeting.

12.2.	In the event that one half hour after the time scheduled for the meeting to begin legal quorum shall not have been formed at a general meeting, the meeting shall stand adjourned for one week, to the same day, time and place, or to a later date, if stated in the invitation to the meeting or in the notice of the meeting (the “Adjourned Meeting”).

12.3.	Legal quorum for commencement of the Adjourned Meeting will be any number of participants.

12.4.	The chairman of the board will act as chairman of the general meeting, and in his absence the chairman of the meeting shall be elected by the persons participating in the meeting at the beginning of the meeting.

12.5.	A general meeting at which a legal quorum is present may decide to postpone the meeting to another place and to another time, to be determined, in which case notices of the said place and time shall be published in the manner of publication set forth in the Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting at a Public Company), 5760-2000.

13.	Voting at the General Meeting

13.1.	A shareholder of the Company will be entitled to vote at the general meetings in person or by proxy or by voting card.

The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date that shall be determined by the board of directors in the resolution to summon the general meeting, and subject to any law.

13.2.	At any vote, each shareholder shall have a number of votes in accordance with the number of shares held by him.

13.3.	A resolution at the general meeting shall be adopted by a simple majority, unless another majority is determined in the Companies Law or in these articles.

13.4.	A declaration by the chairman of the meeting that a resolution was adopted unanimously or by a certain majority, or was voted down or that a certain majority was not attained will be prima facie evidence thereof.

13.5.	If the votes at the meeting are tied, the chairman of the meeting will not have the right to another or casting vote, and the resolution shall be voted down.

The Company’s shareholders may vote at a general meeting (including at a class meeting) via a voting card on issues on which they are entitled to do so pursuant to Section 87 of the Companies Law, as being from time to time.

13.6.	A shareholder may state the manner of his vote on the voting card and deliver it to the Company up to 48 hours before the time of commencement of the meeting. A voting card on which a shareholder stated the manner of his vote which reached the Company at least 48 hours before the time of commencement of the meeting (and with respect to an Adjourned Meeting – 48 hours before the time of the Adjourned Meeting) shall be deemed as presence at the meeting, including for purposes of forming the legal quorum as stated in Section 12.1 above.

13.7.	A proxy will be appointed in writing, signed by the principal (“Power of Attorney”). A corporation shall vote through its representatives who shall be appointed by a document that shall be duly signed by the corporation (“Letter of Appointment”).

13.8.	Voting in accordance with the terms and conditions of the Power of Attorney shall be lawful even if the principal shall have previously passed away or become incapacitated, been dissolved, become bankrupt or shall have cancelled the Letter of Appointment or transferred the share in respect of which it was cast, unless written notice shall have been received at the office, prior to the meeting, that the shareholder passed away, became incapacitated, was dissolved, became bankrupt, or cancelled the Letter of Appointment or transferred the share as aforesaid.

13.9.	The Letter of Appointment and Power of Attorney or a copy thereof shall be delivered to the Company’s registered office (by personal delivery or via fax) at least forty-eight (48) hours before the time scheduled for the meeting or for the adjourned meeting at which the person mentioned in the document intends to vote according thereto.

13.10.	A shareholder of the Company will be entitled to vote at meetings of the Company through several proxies, who shall be appointed by him, provided that each proxy shall be appointed in respect of different portions of the shares held by the shareholder. There will be no impediment to each proxy as aforesaid voting differently at meetings of the Company.

13.11.	If a shareholder is incapacitated, he may vote through his trustees, receiver, natural guardian or another legal guardian, and they will be entitled to vote in person or by proxy or by voting card.

13.12.	Where two or more persons are co-holders of a share, at a vote on any matter, the vote of the person named first in the shareholders’ register as the holder of such share will be accepted, whether in person or by proxy, and he shall be entitled to deliver voting cards to the Company.

14.	Amendment of the Articles

A resolution to amend these articles will require a simple majority of the shareholders present at the general meeting, whose agenda shall include amendment of the articles.

15.	The Board of Directors

The board of directors will outline the Company’s policy and supervise performance of the CEO’s duties and actions. The board of directors may exercise any authority of the Company that is not conferred in the Companies Law or in the articles on another organ.

16.	Appointment of the Board of Directors and Termination of Office

16.1.	The number of directors of the Company (including outside directors – to the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the board of directors of the Company) shall be determined from time to time by the annual general meeting (subject to Section 16.3 below), provided that it is no less than four and no more than nine.

16.2.	The Company’s directors will be elected at an Annual Meeting and/or at a Special Meeting, and shall hold office until the end of the next coming Annual Meeting (i.e., at the end of the Annual Meeting all of the Company’s directors who served until such meeting shall resign, with the exception of outside directors, for as long as the Company is required under applicable law or otherwise elected to have such outside directors serve on the board of directors of the Company, subject to the provisions at the end of this section below), or until they resign or until they cease to hold office according to the provisions of the articles or any law, all whichever is earlier. If, at a general meeting of the Company, new directors are not elected in the minimum number determined according to the articles, the directors who served until such meeting shall continue to hold office until their replacement by the Company’s general meeting.

16.3.	In addition to the provisions of Section 16.2 above, the directors may appoint a director in lieu of a director whose position was vacated and/or as an addition to the board of directors, subject to the maximum number of directors on the board of directors as stated in Section 16.1 above. Appointment of a director by the board of directors will be valid until the next Annual Meeting or until he ceases to hold office according to the provisions of the articles or any law, all whichever is earlier.

16.4.	A director whose term of office has ended may be reelected.

16.5.	The term of office of a director shall begin on the date of his appointment by the Annual Meeting and/or the Special Meeting and/or the board of directors or on a later date if such date is determined in the appointment resolution of the Annual Meeting and/or the Special Meeting and/or the board of directors.

16.6.	The board of directors shall elect the chairman of the board from among its members. If no chairman is elected or if the chairman is not present 15 minutes after the time scheduled for the meeting, the directors present shall elect one of them to preside over the meeting, and the elected director shall chair the meeting and sign the minutes.

The chairman of the board will not be the Company’s CEO other than upon the fulfillment of the conditions listed in Section 121(c) of the Companies Law.

16.7.	The general meeting may remove from office any director before the end of his term of office, regardless of whether the director was appointed thereby by virtue of Section 16.2 above or the director was appointed by the board of directors by virtue of Section 16.3 above, provided that the director is given a reasonable opportunity to present his position to the general meeting.

16.8.	If a director’s position is vacated, the remaining directors will be entitled to continue to act so long as the number of remaining directors shall not have fallen below the minimum number of directors determined in the articles. In a case in which the number of directors is less than the said minimum number, the remaining directors will be entitled to act only in order to fill the vacancy as stated in Section 16.3 above or in order to summon a general meeting of the Company, and until the convening of the general meeting as aforesaid, they may act for the management of the Company’s business only on urgent matters.

16.9.	Each board member may, with the consent of the board of directors, appoint for himself an alternate (“Alternate Director”), subject to the provisions of the law.

Appointment or termination of office of an Alternate Director shall be made in a written document, signed by the director who appointed him, although in any event, an Alternate Director’s office shall end upon the occurrence to the Alternate Director of one of the cases specified in the paragraphs in Section 16.10 below or if the office of the board member for whom he acts as an alternate shall be vacated for whatever reason.

An Alternate Director is deemed as a director and he shall be subject to all of the legal provisions and the provisions of these articles, with the exception of the provisions regarding the appointment and/or termination of a director set forth in these articles.

16.10.	A director’s position shall be vacated in any one of the following cases:

16.10.1.	He resigned from office by a letter signed by him that was submitted to the Company and which specifies the reasons for his resignation;

16.10.2.	He is removed from office by the general meeting;

16.10.3.	He is convicted of an offense as stated in Section 232 of the Companies Law;

16.10.4.	According to a court decision, as stated in Section 233 of the Companies Law;

16.10.5.	He is declared incapacitated; and

16.10.6.	He is declared bankrupt.

17.	Board Meetings

17.1.	The board of directors shall convene for a meeting according to the needs of the Company and at least once every three months.

17.2.	The chairman of the board may convene the board of directors at any time. In addition, the board of directors shall hold a meeting, on an issue to be specified, in the following cases:

17.2.1.	At the demand of two directors, although if on such date the board of directors comprises five directors or less – at the demand of one director;

17.2.2.	At the demand of one director if he stated in his demand to convene the board of directors that he has learned of a matter of the Company ostensibly revealing a breach of law or improper business conduct;

17.2.3.	A notice or report of the CEO requires action by the board of directors; and

17.2.4.	The auditor has given notice to the chairman of the board of material deficiencies in the Company’s accounting control.

17.3.	Notice of a board meeting shall be delivered to all of its members at least three days before the date of convening of the board of directors or by shorter notice with the consent of all of the directors. The notice shall be delivered to the address of the director that was provided to the Company in advance, and shall state the date of the meeting and the place at which it shall convene, as well as a reasonable specification of all of the issues on the agenda.

The aforesaid notwithstanding, the board of directors may convene for a meeting without notice with the consent of all of the directors.

17.4.	The legal quorum for opening a board meeting will be a majority of the board members. If legal quorum is not present at the board meeting one half hour after the time scheduled for the meeting to begin, the meeting shall stand adjourned to another date to be decided on by the chairman of the board, or in his absence the directors who were present at the meeting summoned, provided that notice of the date of the adjourned meeting shall be delivered to all of the directors two days in advance. The legal quorum for opening an adjourned meeting will be any number of participants. The aforesaid notwithstanding, the legal quorum for discussions and resolutions at the board of directors regarding the termination or suspension of the internal auditor will be a majority of the board members.

17.5.	The board of directors may hold meetings through the use of any means of communication, provided that all of the directors participating are able to hear one another simultaneously.

17.6.	The board of directors may adopt resolutions even without convening in practice, provided that all of the directors who are entitled to participate in the deliberation and to vote on the matter presented for resolution have agreed thereto (i.e. agreed that the resolution be adopted without actually convening). If resolutions are adopted as stated in this section, the chairman of the board shall record minutes of the resolutions stating the manner of the vote of each director on the matters presented for resolution, as well as the fact that all of the directors agreed to adopt the resolution without convening.

18.	Voting at the Board of Directors

18.1.	At a vote at the board of directors, each director shall have one vote.

18.2.	Resolutions of the board of directors shall be adopted by a majority of votes. The chairman of the board will not have an additional or casting vote, and in the case of a tied vote, the resolution shall be voted down.

19.	Borrowing Powers

The board of directors may, from time to time, at its sole discretion, borrow or secure any amount or amounts of money for the Company’s objects. The Company’s board of directors will be entitled to obtain or secure payment of any such amount or amounts in such manner, on such dates and under such conditions as it deems fit, and in particular by the issuance of guaranties, fixed or redeemable bonds, bond stock or any mortgage, pledge or floating charge or any other security on the Company’s property, in whole or in part, whether in the present or the future, including the uncalled share capital and the share capital called up but unpaid.

20.	Board Committees

20.1.	The Company’s board of directors may set up committees and appoint thereto members from among the board members (“Board Committee”). If Board Committees are set up, the board of directors shall determine (in accordance with applicable law), in the terms and conditions of authorization thereof, whether certain authorities of the board of directors be delegated to the Board Committee, such that a resolution of the Board Committee be deemed as a resolution of the board of directors or whether a resolution of the Board Committee shall constitute a recommendation only, which is subject to the approval of the board of directors, provided that no deciding powers shall be delegated to a committee on the matters listed in Section 112 of the Companies Law.

20.2.	The meetings and deliberations of any Board Committee comprising two or more members shall be subject to the provisions included in these articles regarding board meetings and voting therein, mutatis mutandis and subject to resolutions of the board of directors regarding committee meeting procedures (if any).

21.	Audit Committee

21.1.	The Company’s board of directors shall appoint an audit committee from among its members. The number of members of the audit committee will be no less than three. For as long as the Company is required under applicable law or otherwise elected to have outside directors serve on the board of directors of the Company, all of the outside directors will be members thereof. Neither the chairman of the board nor any director employed by the Company or who regularly provides services thereto nor the Company’s controlling shareholder nor his relative shall be appointed as members of the committee.

21.2.	The audit committee’s duties will be –

21.2.1.	To point out deficiencies in the Company’s business conduct, inter alia in consultation with the Company’s internal auditor or with the auditor, and to suggest to the board of directors ways to correct the same; and

21.2.2.	To decide whether to approve actions and transactions requiring the approval of the audit committee pursuant to the Companies Law.

22.	Management of the Company

22.1.	The Company’s board of directors will be authorized to appoint and, at its discretion, terminate or suspend officers (with the exception of directors), a CEO, secretary, clerk, employee or principal, regardless of whether they are employed permanently or temporarily or for special services, as the board of directors shall deem fit from time to time, and to define their powers and duties and to determine their salaries and fees and to demand collateral in such cases and amounts as the board of directors shall deem fit.

22.2.	The CEO will be responsible for the current management of the Company’s affairs in the framework of the policy determined by the board of directors and subject to its instructions.

23.	Exemption, Insurance and Indemnification

23.1.	Exemption from liability

The Company is entitled, in a resolution adopted in the manner set forth in the Companies Law, to exempt an officer thereof in advance from his liability, in whole or in part, due to a breach of the duty of care thereto.

23.2.	Liability insurance

Subject to the provisions of the Companies Law, the Company is entitled to enter into a contract for insurance of the liability of an officer thereof due to a liability that shall be imposed on him due to an action taken in his capacity as an officer thereof, in whole or in part, for any one of the following:

23.2.1.	Breach of the duty of care vis-à-vis the Company or vis-à-vis another person;

23.2.2.	Breach of the fiduciary duty vis-à-vis the Company, provided that the officer acted in good faith and had reasonable grounds to believe that the action would not prejudice the best interests of the Company;

23.2.3.	Monetary liability that shall be imposed on him in favor of another person;

23.2.4.	Another action that may be insured pursuant to the Companies Law;

23.2.5.	Expenses incurred by or charged to the officer, in connection with an administrative enforcement proceeding conducted with respect to him, including reasonable litigation expenses, including legal fees. In this paragraph –

(a)	“Administrative enforcement proceeding” – an administrative enforcement proceeding pursuant to the provisions of any law, including the Streamlining of Enforcement Procedures Law and the Securities Law, 5728-1968 (“Securities Law”), including an administrative petition or an appeal in connection with the said proceeding;

(b)	“Streamlining of Enforcement Procedures Law” – The Streamlining of ISA Enforcement Procedures Law (Legislative Amendments), 5771-2011, as shall be updated from time to time; and

23.2.6.	Payment to a party injured by a breach as stated in Section 52BBB of the Securities Law, as amended in the Streamlining of Enforcement Procedures Law (“Payment to a Party Injured by a Breach”).

If the insurance contract mentioned in this section covers the Company’s liability, the officers will have priority, over the Company, in receiving the insurance proceeds.

23.3.	Indemnification

Subject to the provisions of the Companies Law, the Company may, in a resolution adopted in the manner set forth in the Companies Law, indemnify an officer thereof due to liability or an expense as specified below, imposed on him due to an action taken in his capacity as an officer thereof:

23.3.1.	A monetary liability imposed on him in favor of another person in a judgment, including a judgment issued in a settlement or an arbitration award that was approved by the court;

23.3.2.	Reasonable litigation expenses, including legal fees, incurred by an officer due to an investigation or proceeding that was conducted against him by an authority which is authorized to conduct an investigation or proceeding, and which has ended without the filing of an indictment against him and without a monetary liability being imposed on him as a substitute for a criminal proceeding, or which has ended without the filing of an indictment against him but with the imposition of a monetary liability as a substitute for a criminal proceeding in an offense which requires no proof of general intent; in this paragraph –

(a)	“A proceeding ended without the filing of an indictment in a case in which a criminal investigation has been made” - means the closing of the case pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (in this section: the “Criminal Procedure Law”), or a stay of proceedings by the Attorney General pursuant to Section 231 of the Criminal Procedure Law;

(b)	“Monetary liability as a substitute for a criminal proceeding” – a monetary liability imposed by law as a substitute for a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746-1985, a fine for an offense determined as an infraction pursuant to the provisions of the Criminal Procedure Law, a pecuniary sanction or a sanction;

23.3.3.	Reasonable litigation expenses, including legal fees, incurred by or charged to the officer by a court, in a proceeding filed against him by or on behalf of the Company or by another person, or in a criminal indictment from which he is acquitted, or in a criminal indictment in which he is convicted of an offense requiring no proof of general intent;

23.3.4.	Expenses incurred by or charged to the officer in connection with an administrative enforcement proceeding conducted with respect to him, including reasonable litigation expenses, and including legal fees;

23.3.5.	Payment to a party injured by a breach;

23.3.6.	Any liability or other expense for which it is and/or will be permitted to indemnify an officer;

23.3.7.	The Company may undertake in advance to indemnify an officer thereof, provided that an indemnification undertaking pertaining to the provisions of Section 23.3 on the whole shall be restricted to such amount or criterion as the board of directors shall have determined are reasonable under the circumstances, and that the indemnification undertaking states the events which, in the board of directors’ opinion, are foreseeable in view of the Company’s business in practice at the time of the granting of the undertaking, as well as the amount or the criterion determined by the board of directors to be reasonable under the circumstances;

23.3.8.	The Company may indemnify an officer thereof retroactively.

24.	Internal Auditor

24.1.	The Company’s board of directors shall appoint an internal auditor in accordance with the Audit Committee’s proposal. No person who is an interested party of the Company, an officer of the Company, a relative of any one of the above, or the auditor or anyone on his behalf shall serve as the Company’s internal auditor.

24.2.	The board of directors shall determine which officer will be the organizational supervisor of the internal auditor.

24.3.	The internal audit plan that shall be prepared by the auditor will be submitted for the audit committee’s approval, although the board of directors may determine that the plan be submitted for the board of directors’ approval.

25.	Auditor

25.1.	The Annual Meeting shall appoint an auditor for the Company, and the auditor shall hold office until the end of the following Annual Meeting.

25.2.	The auditor’s fee for the audit function shall be determined by the board of directors. The board of directors will be entitled to delegate this power to a board committee.

25.3.	The board of directors shall report to the Annual Meeting on the auditor’s fee.

26.	Signature on behalf of the Company

26.1.	The signatory rights on behalf of the Company shall be determined from time to time by the Company’s board of directors.

26.2.	The person signing on the Company’s behalf will do so together with an imprint of the Company’s stamp or on or alongside its printed name.

27.	Dividend and Stock Dividends

27.1.	A resolution of the Company regarding the distribution of a dividend and/or the distribution of stock dividends will be adopted by the Company’s board of directors.

27.2.	The shareholders entitled to a dividend are the shareholders on the date of the resolution regarding the dividend or on a later date if another date is determined in the resolution regarding the distribution of the dividend.

27.3.	If the Company’s board of directors does not determine otherwise, it will be permissible to pay any dividend by check or payment order sent by mail according to the registered address of the shareholder or the person entitled thereto, or in the case of registered co-holders, to the shareholder named first in the shareholders’ register in relation to the co-holding. Any such check shall be drawn to the order of the person to whom it is sent. A receipt of a person whose name, on the date of declaration of the dividend, is registered in the shareholders’ register as the holder of any share or, in the case of co-holders, of one of the co-holders, shall serve as confirmation pertaining to all of the payments made in connection with such share and in respect of which the receipt was received.

27.4.	For the purpose of performance of any resolution according to the provisions of this section, the Company’s board of directors may resolve, as it deems fit, any difficulty that arises with respect to the distribution of the dividend and/or the stock dividends, and in this context determine the value, for the purpose of the said distribution, of certain assets and decide that payments in cash shall be made to members based on the value so determined, determine provisions in respect of share fractions or in respect of non-payment of amounts smaller than NIS 200.

28.	Redeemable Securities

The Company may, subject to any law, issue redeemable securities under such conditions as the board of directors shall determine, provided that the approval of the general meeting is given for the board of directors’ recommendation and the conditions determined thereby.

29.	Invoices

29.1.	The Company shall keep books and prepare financial statements pursuant to the Securities Law and any law.

29.2.	The books shall be kept at the Company’s registered office or at such other site as the directors shall deem fit, and will be open for the directors’ inspection during normal working hours.

30.	Dissolution of the Company

In the case of dissolution of the Company, whether voluntary or otherwise, unless explicitly determined otherwise in these articles or in the terms of issuance of any share, the following provisions shall apply:

30.1.	The liquidator will first use all of the Company’s assets to pay its debts (the Company’s assets after payment of its debts shall hereinafter be referred to as: the “Surplus Assets”).

30.2.	Subject to special rights attached to the shares, the liquidator shall distribute the Surplus Assets among the shareholders proportionately to the par value of the shares, pari passu.

30.3.	In the Company’s approval in a resolution that shall be adopted at the general meeting by a majority of at least 50% of the shareholders’ votes, the liquidator may distribute the Company’s Surplus Assets or any part thereof among the shareholders in kind and deliver any of the Surplus Assets to a trustee in a deposit for the benefit of the shareholders, as the liquidator shall deem fit.

31.	Notices

31.1.	Subject to any law, a notice or any other document that the Company shall deliver and which it is entitled or required to give according to the provisions of these articles and/or the Companies Law, shall be delivered by the Company to each person either personally, by delivery by mail in a letter addressed according to the registered address of such shareholder in the shareholders’ register or according to such address as the shareholder stated in writing to the Company as the address for delivery of notices or other documents, or by delivery via facsimile according to the number stated by the shareholder as the number for delivery of notices via facsimile. Notices that the Company shall publish for all of the shareholders shall be published in accordance with applicable law.

31.2.	Any notice that must be given to the shareholders shall be given in relation to jointly held shares to the person named first in the shareholders’ register as the holder of such share, and any notice given in this manner shall be sufficient notice to the holders of such share.

31.3.	Any notice or other document that shall be sent according to the provisions of Section 31.1 shall be deemed as having arrived at its destination within 3 business days if sent by registered mail and/or by regular mail in Israel, and if hand delivered or sent via facsimile, it shall be deemed as having arrived at its destination on the first business day after receipt thereof. For the purpose of proving the delivery, it shall be sufficient to prove that the letter that was sent by mail that contains the notice and that the document was addressed to the correct address and was delivered to the post office as a letter bearing stamps or as a registered letter bearing stamps, and in respect of a facsimile it is sufficient to provide a transmission confirmation page from the transmitting machine. With respect to notice published for all of the shareholders – the date of the publication (in whatever media permitted under applicable law) shall be deemed as the date of delivery of the notice to all of the shareholders.

31.4.	Any record ordinarily made in the Company’s books shall be deemed as prima facie evidence regarding the delivery, as recorded therein.

31.5.	When it is necessary to give prior notice of a certain number of days or notice which is valid for any period, the delivery date shall be counted in the number of days or the period.

32.	Donations

The Company may donate a reasonable sum of money to a worthy cause.

33.	Interpretation

33.1.	Anything stated herein in the singular shall also import the plural and vice versa, anything stated in the masculine shall also import the feminine and vice versa.

33.2.	Unless special definitions for certain terms are included in these articles, any word and expression in these articles shall bear the meaning afforded thereto in the Companies Law, unless the same contradicts the subject matter or content of the text.

33.3.	For the avoidance of doubt, it is clarified that in respect of matters regulated in the Companies Law such that the arrangements in respect thereof may be modified in articles of association, and in respect of which these articles do not provide otherwise than in the Companies Law, the provisions of the Companies Law shall apply thereto.

*       *       *

APPENDIX B

Intec Pharma Ltd.

(The “Company”)

Compensation Policy
(the “Policy” or “Compensation Policy”)

As last amended on _________, ~~2017~~2018

1.	Definitions

“Board of Directors” or “Board”	-	Company’s Board of Directors;
“Committee” or “Compensation Committee”	-	The Company’s Compensation Committee;
“Company”	-	Intec Pharma Ltd.;
“The Companies Law”	-	The Companies Law, 1999, Israel;
“The Securities Law”	-	The Securities Law, 1968, Israel;
“Retirement Bonus”	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
“Team Members”	-	Company’s (including Company’s subsidiary) employees or consultants that engaged with the Company on a permanent basis;
“Officer”	-	Board member, CEO, CFO, EVP, VP, any such Officer of the Company (including Company’s subsidiary) by a different title, and any other executive reporting directly to the CEO;
“Cost”	-	Cost to the employing entity;
“Plan”	-	Company’s 2015 Equity Incentive Plan, as amended or any other incentive plan as adopted from time to time.

2.	Overview

In conformity with the Companies Law, the Compensation Committee and Board of Directors have adopted this Compensation Policy. The principles of the Compensation Policy were set forth after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company’s long-term best interests and organizational strategy. Part of the rationale is that the policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer’s satisfaction and motivation should retain the employment of high-quality Officers in the Company’s service over the long term.

The Compensation Policy considers, inter alia, the size and nature of its operations (including in jurisdictions other than Israel) and, with regard to terms of office and employment, which include variable components, the Officer’s long-term contribution to achieving the Company’s objectives and to maximizing its earnings, taking into account the scope and reach of the Officer’s role (and, in relevant cases, also taking into account the geographical location of the employed Officer).

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biomed sector, territories where the Company operates, market size on the Tel-Aviv Stock Exchange Ltd. and on Nasdaq Stock Market, as well as other criteria including, the Company’s cash position, capitalization and shareholders’ equity.

In addition, in designing the Compensation Policy, the Compensation Committee and Board considered the average and median annual cost of the fixed component payable to all Company full-time Team Members (“Ratio”). The Company estimates that the gaps between the Officers’ compensation, assuming implementation of the new Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of the Ratio on the daily working environment in the Company were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in the Company.

The compensation principles are a tool based on targets and benchmarks derived, inter alia, form the Company’s annual work plan and from long-term plans as determined by the Board of Directors from time to time.

Compensation Policy components will include each of the following:

a.	Fixed components: salary, social benefits (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave and vacation pay, etc.) and other benefits (such as: car, cell phone, including gross-up of the benefit value for tax purposes).

b.	Variable components: bonus payments.

c.	Equity-based variable components: options plan, share plan, etc.

d.	Retirement Bonus: bonus, payment, compensation or any other benefit awarded to an Officer with regard to the conclusion of their office with the Company.

e.	Insurance, waiver and indemnification: Board members’ and Officers’ liability insurance (for the normal course of business as well as for non-recurring events (run-off)), waiver of Officers’ liability (in advance and in retrospect) and provision of commitment to indemnify Officers in advance and in retrospect.

Provisions of this Compensation Policy only apply to Company Officers (as defined above).

Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This policy applies to both male and female Officers.

The target range for the compensation mix between the annual fix components, and variable components of the Company’s Officers, is set forth below:

Position	Range of the fixed components out of the total compensation (%)	Range of variable cash compensation out of the total compensation (%)	Range of equity-based compensation out of the total compensation (%)
Chairman and Vice Chairman of the Board of Directors	20% - 100%	0% - 40%	0% - 70%
Board Member	20% - 100%	0% - 40%	0% - 40%
Company CEO	20% - 100%	0% - 40%	0% - 60%
Other Officer	20% - 100%	0% - 40%	0% - 50%

3.	Officers’ areas of responsibility, education and experience

3.1.	Position: Chairman / Vice Chairman of the Board of Directors

3.1.1.	Responsibilities: Provide guidance and assistance in accordance with his contractual obligations to the Company.

3.1.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Chairman / Vice Chairman of the Board must have practical experience as one or more of the following: (a) acting or former Officer of a company of similar size; (b) at least 5 years of experience as a senior executive in the Company’s line of business or one that is sufficiently related to the Company’s line of business including, for example, investment banking or consulting; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board may waive, in exceptional cases, the aforementioned required education and/or experience should they deem the candidate have special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed Chairman of the Board.

3.2.	Position: Board member

3.2.1.	Responsibilities: the Board member will, as a part of the Board, set Company policy and supervise the CEO’s performance and actions. The Board is also empowered with all statutory authority.

3.2.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. The Board member must have practical experience in one or more of the following: (a) acting or former Officer of the Company, or a company of similar size; (b) CPA / attorney / business manager with over 5 years of experience; (c) academic experience of 3 years or more in one of the following disciplines or related to: business administration, economics, law, finance, medicine, science, the pharmaceutical or healthcare industries or drug development. Academic experience includes, for example, academic research, academic publications or academic teaching in recognized academic institutions in Israel or overseas.

3.2.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate has special business experience or skills which, in their opinion, would make a considerable contribution to the Company if appointed a Board member.

3.3.	Position: Company CEO

3.3.1.	Responsibilities: management of all Company business.

3.3.2.	Required education and experience: academic degree from a recognized academic institution in Israel or overseas. Prior experience as CEO of a similar company for at least 5 years, or Officer of the Company with over 5 years’ tenure.

3.3.3.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem the candidate CEO has special business experience or skills which, in their opinion, would make a considerable contribution to the Company.

3.4.	Position: other Officer

3.4.1.    Responsibilities: responsibilities range from such positions as Executive VP Research and Development and Operations who is responsible for the research and development and operations activities of the Company, VP Clinical Affairs who is responsible for the development of certain R&D programs and clinical trials activities, and Chief Financial Officer who is responsible for the Company finances, accounting, legal, administration, and human resources. Officers report directly to the Company CEO.

3.4.2.	Required education and experience: academic degree relevant to each position from a recognized academic institution in Israel or overseas. Prior experience of over 3 years in a similar position with another company or with the Company.

3.4.3.	The Company may engage from time to time with additional Officers who will be responsible for different areas of the business, and/or Officers whose titles may be different than those specified above. New Officers or Officers with different titles must have the skills, education and experience relevant to their responsibilities as Officers of the Company. Guidelines for engagement with additional Officers will be consistent with terms outlined in Section 4.4 hereinafter.

3.4.4.	Subject to the Companies Law and any other relevant rules and regulations, the Compensation Committee and the Board of Directors may waive, in exceptional cases, the aforementioned required education and/or experience, should they deem a candidate for an Officer’s position has special business experience or a skill which, in their opinion, would make a considerable contribution to the Company if appointed to the position.

4.	Fixed component

4.1.	Position: Chairman of the Board of Directors (“Chairman”)

4.1.1.	~~The annual cost of the fixed component of compensation of the Chairman of the Board, shall not exceed 6 (six) times the annual cost of the fixed component of compensation of the Company’s external Board members (consisting of a fixed annual payment and additional fixed payment per meeting (assuming 15 meetings a year)). If the Chairman of the Board is also an Officer of the Company, no additional fixed component compensation will be payable to the Chairman for his role as Chairman of the Board~~ The annual cost of the fixed component of compensation of the Chairman of the Board shall not exceed $80,000.

4.1.2.	In addition, the Chairman of the Board of Directors will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Board member

4.2.1.	To the extent external directors are required to be elected under the Companies Law or should the Company elect to have external directors serve on the Board, the compensation ~~Compenstion~~ of Company ~~Board Members~~ external directors will consist~~s~~ of annual and per meeting compensation (including in cases of written resolution or telephone call) as well as expense reimbursement in accordance with the provisions of the Companies Regulations (Rules Concerning Compensation and Expense Reimbursement for an External Director), 2000 as adjusted by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (collectively, the “Compensation Regulations”). Total compensation will be based on the applicable company level, which is determined by shareholders’ equity (as it may be from time to time). If a Board member is also an Officer of the Company, no additional fixed component compensation will be payable to the Board member for his role as Board member.

4.2.2.	The annual cost of the fixed component of compensation of a Board member shall not exceed $45,000 (with additional payment of $5,000 per each committee membership, $10,000 for chairing the audit committee in lieu of the US$5,000 payment referenced above).

~~4.2.2.~~	~~Notwithstanding the provisions of Section 4.2.1 above, in special circumstances, such as in the case of a Vice Chairman, professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other Board members and maybe up to 5 times the annual cost of the fixed component of compensation of the Company’s external Board members (consisting of a fixed annual payment and additional fixed payment per meeting (assuming 15 meetings a year)~~

4.2.3.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies, as applicable to the Company CEO.

4.3.	Position: Company CEO

4.3.1.	The monthly salary of the Company CEO shall range between NIS 55,000 and NIS 85,000.

4.3.2.	The CEO shall be provided with benefits mandated by applicable law and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.3.3.	In addition, the Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO’s expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.	Position: other Officers (other than CEO)

4.4.1.	The monthly salary of an Officer (other than CEO) shall range between NIS 30,000 and NIS 80,000.

4.4.2.	An Officer shall be provided benefits mandated by applicable law, and may be provided with benefits generally acceptable in the local market or generally available to other Company employees in accordance with Company policies (such as: beneficial retirement arrangement, disability insurance, provident fund, study fund, paid leave, sick leave, vacation pay, car, cell phone, etc., including gross-up of the benefit value for tax purposes).

4.4.3.	In addition, any Officer shall be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer’s expenses by a corporate credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

4.4.	In accordance with Section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in the compensation terms does not exceed 5% of the annual cost of the fixed compensation component, has been approved by the CEO and are consistent with the terms of this Compensation Policy.

5.	Variable component (bonuses)

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	The Company may award an annual bonus to its Officers subject to achieving pre-approved measureable targets (the “Annual Bonus”) to be set by the Company’s Compensation Committee and Board of Directors. The Company shall specify Company wide and personal targets for each Officer which shall be pre-approved by the Company’s Compensation Committee and Board of Directors in the beginning of the relevant period for which such an Annual Bonuses are applicable. These targets would be derived, inter alia, from the Company’s work plan and/or the work plan of the organizational unit managed by the relevant Officer and shall be measureable. The requirement to pre-approve measureable targets shall not apply to officers who are subordinated to the CEO. The less significant part of the annual bonus granted to the CEO, and in any event not more than 30% of the annual bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board.

5.1.2.	For each Officer, an individual Annual Bonus would be determined as a number of monthly salaries specified in advance for each Officer (the “Target Bonus”) with a multiplier to reflect achievement of the personal targets specified for the Officer. This multiplier may be lower than 1 (if the Officer only partially achieved the personal targets) or may be higher than 1 (if the Officer’s performance exceeded the specified targets).

5.1.3.	Bonus calculation upon termination of employment: should employment of the Officer by the Company be terminated in a given calendar year, the Annual Bonus amount would be calculated pursuant to this Compensation Policy to be revised and calculated pro-rata to the duration of employment of the Officer in the given year. The Compensation Committee and the Board of Directors may decide not to give an Annual Bonus in the case of termination of employment during the relevant period.

5.1.4.	Maximum bonus: the combined Annual Bonus and Special Bonus (as defined below) amount shall not exceed 200% of the Officer’s annual fixed component.

5.2.	In addition to the Annual Bonus, each Officer of the Company may be awarded a special bonus (the “Special Bonus”) regardless of a specified target and regardless of a pre-approved bonus plan. Such Special Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO’s recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of business operations, achievement of major corporate goal in R&D, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Bonus, shall not exceed six (6) monthly base salaries for each Officer of the Company.

5.3.	The Company may grant a newly recruited Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed three (3) monthly entry base salaries of the Officer (other than the CEO) or five (5) monthly entry base salaries of the CEO.

5.4.	The Company’s Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company’s position or such material deterioration anticipated by the Board, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.5.	In a case where, should the Company’s audited consolidated financial statements for any year be revised, the bonus amount payable to the Officer for that year, had it been calculated based on the revised data, would have resulted in a different bonus amount payable to the Officer, the Company would pay to the Officer, or the Officer would reimburse the Company as the case may be, the difference between the bonus amount paid and the bonus amount payable due to said revision. Unless otherwise agreed in writing between the Company and the relevant Officer, said bonus amount shall be paid within 60 days from the date of receiving a written demand.

6.	Equity-based variable component

6.1.	The Compensation Committee and Board of Directors shall review from time to time the overall equity-based grant for all Team Members and Officers. When doing so, the Compensation Committee and Board shall take into consideration: (1) each employee and Officer’s contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Team Members and Officers.

6.2.	Stock options plan grant: based on the Compensation Committee and Board of Directors’ review and discussion, the Company may award to Officers options to purchase Company shares.

6.3.	The unexercised options held by all Team Members and Officers under the Company’s stock options plans may not exceed 15% of the Company’s share capital, on as-exercised basis.

6.4.	Taxation regime: if applicable, the options would be awarded pursuant to provisions of Section 102 of the Income Tax Ordinance of Israel, under the income taxation track. However, each Officer and Team Member will be responsible to his own tax regime for his own tax liability.

6.5.	Exercise Price: for as long as the Company’s shares are listed on any established stock exchange or a national market system, including without limitation the Tel-Aviv Stock Exchange Ltd.~~,~~ and the NASDAQ Stock Market, the exercise price shall not be lower than the average closing sales price for Company’s shares (or the closing bid, if no sales were reported), as quoted on such exchange or system over the thirty (30) trading day period preceding the date of approval of the grant by the Board, as reported in the Wall Street Journal, or according to any other source the Board deems reliable, or as otherwise provided by the Plan.

6.6.	Fair value: the fair value of options awarded to each Officer in a given year, as calculated at grant date, shall not exceed 200% of the annual fixed component of such Officer. The fair market value of the equity based compensation will be determined according to acceptable valuation practices at the time of grant.

6.7.	Options terms: Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Team Members and directors shall vest gradually over a period of between three (3) to four (4) years or may vest upon achieving pre-approved target. The last date to exercise an option shall not exceed ten (10) years after the date on which the option was granted.

6.8.	All other terms of the options shall be in accordance with the Plan.

7.	Duration and termination of Officer’s term in office

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period: the Company may give an Officer a notice period of up to 6 months. The Company may waive the Officer’s services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination. During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.	Non-compete bonus: the Company may pay an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company’s Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two months’ salary for each 3 months of non-compete period and shall not exceed a total of 12 salaries.

7.4.	Retirement bonus: the Company may pay an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed six months’ salary for Officers that engaged with the Company for over 5 years or the CEO and two months’ salary for an Officer that was engaged with the Company for less than 5 years but more than 3 years.

Such retirement bonus, if applicable, shall be awarded based on the Officer’s tenure, the Company’s achievements during the relevant period and the Officer’s contribution to such achievements, and the circumstances of such Officer’s retirement from the Company.

8.	Change of control arrangements

The following benefits may be granted to Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control”:

8.1.	Vesting acceleration of outstanding options;

8.2.	Extension of the exercising period of options for a period of up to six (6) months following the date of employment termination;

8.3.	Up to a twelve (12) months of continued base salary and benefits following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the notice period pursuant to Section 7.2 of this Policy; and

8.4.	A cash bonus not to exceed three (3) monthly base salaries.

9.	Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer mutatis mutandis.

10.	Work overseas

Notwithstanding any other provision of this Policy to the contrary, the maximum salary for an Officer who resides overseas (outside of Israel) for discharging their position may exceed the maximum salary for the Officer pursuant to this Policy, had he been employed in Israel, by up to 100%.

11.	Insurance, waiver and indemnification

11.1.	Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Officers, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $50 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $400,000 annually.

11.2.	Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain Officer’s liability insurance policy (run-off) for Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $50 million; (c) the premium payable by the Company shall not exceed US $400,000 annually.

11.3.	Public Offerings: the Company may extend the insurance policy for Officers in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 50% of the last paid annual premium.

11.4.	Approvals: any insurance policy for Officers shall be approved by the Compensation Committee (and if required by law, also by the Board of Directors) which shall determine that the sums are reasonable considering the exposures, the scope of cover and the market conditions and that the insurance policy for Officers reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

11.5.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer’s liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer’s due care duty towards the Company and/or any affiliated entity to the fullest extent permitted by applicable law.

11.6.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and/or any affiliated entity thereof, all subject to the letter of indemnification, as approved by the Company’s shareholders from time to time and in accordance with the Company’s Articles of Association and applicable law.

11.7.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

12.	Term of the Compensation Policy

The Compensation Policy will be in effect for a 3 year (or longer if the law so permits) term starting on its approval date under the Companies Law.

13.	Miscellaneous

13.1.	The Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

13.2.	This document shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

13.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

13.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other applicable rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Compensation Policy.

13.5.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer’s regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

13.6.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company’s position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

13.7.	The Board shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

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